Mail Stop 4561
                                                            March 9, 2018

Alex Mardikian
Chief Executive Officer
OBITX, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

       Re:    OBITX, Inc.
              Registration Statement on Form S-1
              Filed February 9, 2018
              File No. 333-222978

Dear Mr. Mardikian:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise to clarify whether you are offering warrants to purchase 3 million shares of common stock or the 3 million shares of common stock underlying the warrants. While your cover page and risk factor on page 22 indicates that you are registering warrants, your disclosure on page 14 indicates that you are registering the underlying shares.

2. You state that OBITX will be an "independent, publicly-traded" company following the spin-off. Given that there is no public market for the company's stock, please revise the disclosure that characterizes the company as publicly-traded. Further, provide appropriate context regarding the statement that the company is independent. In this regard, we note that Mr. Rosenberg, one of your two directors, is the chief executive officer of MCIG, and that MCIG will hold approximately 95% of the voting power of the outstanding capital stock by virtue of its continued ownership of the Series A Preferred
       Stock.
 Alex Mardikian
OBITX, Inc.
March 9, 2018
Page 2

3. Please disclose the fixed price, or price range, at which the selling shareholders are offering their securities pursuant to Item 501(b)(3) of Regulation S-K. In this regard, we note that there currently is no public market for your common stock but that you plan to seek quotation on the OTC Bulletin Board or one of the premium marketplaces of OTC
       Link ATS (i.e., OTCQX or OTCQB). As such, you may disclose that the selling shareholders will sell at a fixed price, or range, per share until your common stock is quoted on one of these markets and thereafter at prevailing market prices or privately negotiated prices.

Risk Factors, page 17

4. Update your discussion of the regulatory risks related to your digital assets businesses.

5.     On page 13, you state that your products "will provide your consumers in
.. . . the
       cannabis markets with an advertising and marketing approach uniquely designed for them." Please add a risk factor that describes the risks and consequences under federal laws of engaging in business with cannabis markets.

6. Please confirm that you intend to file a Form 8-A to register your common stock under
       Section 12 of the Securities Exchange Act of 1934. If not, provide a risk factor that clarifies your reporting obligations if you are only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. To this end, explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

"We will have broad discretion over the use of the net proceeds . . . ," page
22

7. You disclose that you will receive net proceeds from this offering. We note, however, that the selling shareholders will receive all the proceeds from this offering, as stated in the Use of Proceeds section. Please revise your disclosure to eliminate the implication that the potential sale of 3,000,000 shares of common stock pursuant to the exercise of the outstanding warrants is part of this offering.

Business, page 39

8. As your proposed business plan may involve acquiring, holding and selling securities, it appears that these activities may implicate obligations under the federal securities laws, including, but not limited to, any requirements to register as a broker-dealer under the
       Securities Exchange Act of 1934 or an investment company under the Investment
       Company Act of 1940. Please explain how you intend to conduct your operations in accordance with these requirements.

9. Your description of "Blockchain Network" on page 7 seems limited to one type of blockchain network rather than an expansive discussion of the various types of
 Alex Mardikian
OBITX, Inc.
March 9, 2018
Page 3

       blockchain networks. Please either expand your discussion on page 42 or limit your definition of "Blockchain Network" on page 7 to conform to the discussion. Describe the
       "other strategic opportunities" in digital assets and blockchain technologies you intend to pursue.

10. We note you refer to various dates of incorporation throughout your Form S-1 including
       March 13, March 30 and April 3, 2017. We also note the consent of your independent auditor, filed as Exhibit 23, refers to an inception date of March 10, 2017 while page F-4 indicates a March 13, 2017 inception date. Please revise to clarify the company's actual dates of incorporation and inception throughout the filing. In addition, revise to indicate the specific period reported in your financial statements and related disclosures for operations, stockholders' equity and cash flows.

11. Since the OBITX, Inc. historical costs of doing business as a "spin-off" entity from
       MCIG, Inc. may not be indicative of expected future results and trends please revise to include unaudited pro forma financial information reflecting the impact of this transaction. Refer to Rule 11-01(a)(7) of Regulation S-X.

12. Please disclose whether you have entered into any agreements with MCIG, Inc., such as a separation agreement or transition services agreement, that will govern the relationship between you and MCIG after the spin-off. If you have executed such agreements, file them as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation
       S-K. To the extent no such agreements exist, please address any material risks to your business in the prospectus summary and a risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 45

13. We note that you use the terms "Digital Assets" and "cryptocurrency." Please explain what you mean by these terms and clarify that not all digital assets are "currencies" and may be securities or other types of assets. Identify the specific digital assets or
       "cryptocurrency" you currently hold and that you intend to acquire, hold and trade.

14. Please identify the trading platforms or exchanges you intend to trade these assets on and disclose whether they are registered national securities exchanges or alternative trading systems. Please also disclose what you mean by "initial bounty offerings."

15. We note you have generated substantially all your revenue through sales of your marketing and consulting services to the "Digital Asset industry." Describe the services you have provided and clarify how you were compensated for them. Disclose whether you currently hold any digital assets.
 Alex Mardikian
OBITX, Inc.
March 9, 2018
Page 4

16. With respect to your disclosure regarding the Uses of Cryptocurrencies on page 42, we note your expansive description of entities that are accepting cryptocurrencies. Provide the basis for these statements and note, if true, that other market participants, such as credit card companies and certain financial institutions are not accepting such digital assets.

17. Please describe the investment strategy/methodology you will follow to make digital asset purchases and build your portfolio. Disclose whether you intend to acquire securities in registered or unregistered offerings and how you will determine whether you can transfer or sell acquired assets. Discuss how your strategy may be impacted by the potential illiquidity and volatility of digital assets. Explain how you will value the digital assets you hold given their volatility and fragmentation, potential for manipulation, and general lack of regulation of underlying digital assets markets.
      Describe your intended custodial practices for the digital assets and the cybersecurity measures you intend to use to protect them.

18. You indicate that you will compete with entities that have greater hashing capacity.
      Discuss whether you intend to acquire digital assets through mining and, if so, specify the digital assets that you will mine and describe the unique characteristics of each type of mining, including the extent to which mining servers and associated equipment will be allocated to one digital asset versus another. Provide a detailed discussion of the steps you will take to launch your mining operations and describe how you will fund those operations.

19. We note your near-term goals include "expansion of [y]our Digital Assets" and "further expansion into the cryptocurrency markets." Please provide an enhanced discussion of your plan of operations for the next 12 months. Describe the anticipated milestones with regard to the development and commercialization of your existing products and services as well as the creation of a portfolio of digital assets. Further, disclose how much additional capital you need to accomplish each goal; how you plan to raise that capital;
      and how you will prioritize the allocation of capital.

Executive Compensation, page 50

20. Please explain how the $42,000 paid to Mr. Markidian for the period ended October 31,
      2017, was determined. We note your disclosures indicate that it may have derived from a consulting agreement. Refer to Item 402(o) of Regulation S-K.
 Alex Mardikian
OBITX, Inc.
March 9, 2018
Page 5

Selling Shareholders, page 52

21. Your tabular disclosure indicates that the total number of Resale Shares being registered is 600,000, whereas your disclosure otherwise indicates that you are registering
       5,500,000 of such shares, including 2,500,000 outstanding shares of common stock and
       3,000,000 shares underlying outstanding warrants. Please reconcile. Further, you should provide footnote disclosure that identifies the nature of any position, office, or other material relationship that any of the selling shareholders have had with you since inception. Refer to Item 508 of Regulation S-K.

Index to Financial Statements, page 55

22. Tell us why you have not provided audited financial statements from the period of inception through fiscal year end April 30, 2017 separately from the financial information for the period ended October 31, 2017.

Report of the Independent Registered Public Accounting Firm, page F-2

23. Explain the Company's considerations to select an auditor based in Israel for the audit.
       In this regard, we note the Company's offices are in Jacksonville, Florida.

Statements of Operations, page F-3

24. We note that you present a gross profit measure that excludes depreciation and amortization expense. Please tell us how you considered the guidance in SAB Topic
       11.B with regard to your presentation of depreciation and amortization that is directly attributable to the cost of sales. In this regard, if you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal from your statements of operations and re-label the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization. MD&A should be revised to reflect the impact of any reclassification in your financial statements.

Note 1. Organization and Basis of Presentation, page F-6

25. Please tell us whether your historical financial information reflects certain expenses incurred by your parent company, MCIG, Inc., on your behalf. If so, please revise to disclose this information. Refer to SAB Topic 1B.

26. Please clarify how you comply with the guidance in ASC 605 regarding your revenue recognition policies for each of your software and services products and solutions.
       Further, revise to state the date you expect to adopt ASC 606 and any potential impact from adoption, if known. Refer to SAB Topic 11M.
 Alex Mardikian
OBITX, Inc.
March 9, 2018
Page 6

27. You appear to include two, duplicative disclosures related to concentration of credit risk, one on page F-7 and one on page F-10. Please revise accordingly.

28. In your disclosure related to concentration of credit risk and significant customers on page F-7, you state that one primary customer accounted for 99% of revenues and 100%
       of accounts receivable as of October 31, 2017. However, you also state that you have limited concentration of credit risk because of the diverse group of customers you provide services to. Please revise to reconcile these two statements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-
3735.

                                                            Sincerely,

                                                            /s/ Jan Woo

                                                            Jan Woo
                                                            Legal Branch Chief
                                                            Office of
Information
                                                            Technologies and
Services

cc:    Thomas G. Amon
       Law Office of Thomas G. Amon